Exhibit 99.1

Bitdeer Announces May 2024 Operations Updates

SINGAPORE, June 6, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited mining and operations updates for May 2024.

Linghui Kong, Chief Business Officer of Bitdeer, commented, “During May, we made solid progress on our key initiatives at Bitdeer. We successfully completed the initial trial production run of our Sealminer A1 ASICs and we will begin shipping samples to our data centers for testing. Concurrently, we continued to make progress on the development of our nearly 1.1 GWs of new power infrastructure across the U.S.A., Norway, and Bhutan, with the first 40 MWs of capacity in Norway slated to come online by the end of 2024. We plan to fill this new capacity as well as existing capacity with our proprietary Sealminer A1s, enhancing our proprietary hash rate by approximately 3.4 EH/s to 11.8 EH/s in total. Meanwhile, our AI cloud service has officially launched, and customers have begun to take advantage of our cloud service offerings. We are in the process of expanding user coverage for this business as we seek to build on our initial success in the coming months. Moreover, we successfully closed a $100 million private placement from Tether, along with an option to raise an additional $50 million through exercise of a warrant. This investment by Tether demonstrates their confidence in our vision, strategy and our robust global operations. Regarding our self-mining Bitcoin production, our output decreased to 184 Bitcoins in total during May, primarily as a result of the recent Bitcoin halving.”

The Company primarily operates three distinct business lines:
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•	Hash Rate Sharing currently primarily includes Cloud Hash Rate, in which the Company offers hash rate subscription plans and shares mining income with customers under certain arrangements.
•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

Operations Update

Metrics	May 2024	April 2024	May 2023
Total hash rate under management[1] (EH/s)	22.4	22.3	18.0
- Proprietary hash rate[2]	8.4	8.4	5.4
• Self-mining	6.9	6.7	4.0
• Cloud Hash Rate	1.5	1.7	1.4
- Hosting	14.0	13.9	12.6
Mining machines under management	225,000	224,000	191,000
- Self-owned[3]	86,000	86,000	62,000
- Hosted	139,000	138,000	129,000
Aggregate electrical capacity[4] (MW)	895	895	795
Bitcoin mined (self-mining only)[5]	184	265	286

1 Total hash rate under management as of May 31, 2024 across the Company’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

2 Proprietary hash rate as of May 31, 2024 was 8.4 EH/s, equivalent to proprietary hash rate as of April 30, 2024.

3 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.

4 Aggregate electrical capacity remained steady, totaling 895MW across six mining datacenters as of May 31, 2024.

5 Bitcoin mined in May 2024 declined by 35.7% compared to May 2023 and by 30.6% compared to April 2024, primarily as a result of the impacts of the Bitcoin “halving” event that occurred in April 2024. Currently, the Company promptly converts the cryptocurrencies it obtains into fiat currency.

Infrastructure Update
The Company has continued to make progress in the construction of a 175MW datacenter at its mining facility in Tydal, Norway (the “Tydal Datacenter”). The full datacenter expansion is expected to be completed in mid-2025; however, the Company expects to deliver approximately 40MW of capacity by the end of the fourth quarter of 2024.

The Company has continued to make progress in the construction of a 221MW datacenter in Ohio, United States (the “Ohio Datacenter”). The land and power resources required for the Ohio Datacenter were secured during 2023. Construction of the Ohio Datacenter is expected to be completed in 2025.

The Company has made progress in the construction of a 500MW datacenter in Jigmeling, Bhutan (the “Jigmeling Datacenter”), which began construction in March 2024. The ground leveling work for the project substation area has been completed and construction of the project substation has commenced. The procurement of the substation’s electrical equipment is currently progressing as scheduled. The Jigmeling Datacenter is expected to be completed in mid-2025.

Manufacturing Update
The Company’s mining machines project is progressing as planned. The Company started to conduct small batch trial production in May 2024, and this process will continue through the second and third quarters of 2024.  Approximately 200 mining machines that have been produced during the trial production are scheduled for imminent delivery to the Company’s own mining datacenters in Texas, U.S.A. and Norway for testing.

Recent Developments
On May 31, 2024, the Company announced that it entered into a subscription agreement with Tether International Limited for a private placement of 18,587,360 Class A ordinary shares of the Company (the “Ordinary Shares”) and a warrant to purchase up to 5,000,000 Ordinary Shares (the “Warrant”) at an exercise price at $10.00 per Ordinary Share. The closing of the private placement occurred on May 30, 2024. The Company has received $100 million in proceeds from the private placement of Ordinary Shares, and will receive an additional $50 million if the Warrant is fully exercised.

On June 3, 2024, the Company announced that it entered into a share purchase agreement with Bitdeer Technologies Holding Company (“BTHC”), FreeChain Inc. (“FreeChain”) and other parties, pursuant to which BTHC agreed to acquire all the issued and outstanding shares of FreeChain (the “Acquisition”) and the Company agreed to issue 20,000,000 Ordinary Shares as the closing consideration for the Acquisition, subject to certain price adjustment pursuant to the share purchase agreement. The acquisition serves to further consolidate Bitdeer’s position in the technology sector and bolster the Company’s research and development efforts.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056